Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

[Translation]

December 22, 2009

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO

(Code Number:8754)

Announcement regarding our receipt of a complaint for preliminary injunction

To Whom It May Concern:

This is to inform you that a preliminary injunction has been filed on December 22, 2009 by a group of six shareholders of NIPPONKOA Insurance Company, Limited (the “Company”) against our Representative Director requesting for suspension of holding of the Extraordinary Shareholders Meeting scheduled to be held on December 30, 2009.

END

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku
Tokyo, Japan 100-8965
Investor Relations,
Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp